

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

February 18, 2010

Mr. Richard L. Travis, Jr.
 Chief Financial Officer
ENNIS, INC.
2441 Presidential Parkway
Midlothian, Texas 76065

>   **Re: Ennis, Inc.**
>   **Form 10-K for the year ended February 28, 2009**
>   **Filed May 11, 2009**

Dear Mr. Travis:

       We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended February 28, 2009)

Available Information, page 6

1.   In future filings, please provide the correct address of the SEC public reference
      room, which is now 100 F Street NE, Washington, D.C. 20549.

Management's Discussion and Analysis

Results of Operations – Consolidated, page 18

2.   Refer to the first paragraph under your discussion of "Net earnings." In future
      filings, please delete the last sentence that begins with "Without the impairment
      charge and certain other unusual items…our diluted earnings per share for the
      current year would have been $1.46 per share." Such disclosure represents a non-
      GAAP measure of net earnings per share. Alternatively, you may revise this
      sentence to disclose the dollar impact that each of these items had on your diluted
      earnings per share, without providing a total that represents diluted earning per
      share that has been adjusted for these various items. Refer to Item 10(e)(1)(ii) of
      Regulation S-K.

Results of Operations – Segments, page 19

3.   Refer to the paragraph discussion of "Profit by Segment" for the Apparel Segment
      on page 22. Similar to the above comment, your discussion of Apparel segment
      profits that excludes the non-cash impairment charges and certain other unusual
      charges represents a non-GAAP profitability measure that should be deleted from
      the filing, or alternatively, revised to discuss the individual dollar (or percentage)
      impact that each of these items had on segment profitability. Please revise in
      future filings. Refer to Item 10(e)(1)(ii) of Regulation S-K.

Financial Statements

Statements of Earnings, page F-6

4.   In future filings please separately disclose the amount of goodwill impairment
      from that of other intangibles (i.e., trademarks). We refer you to FASB ASC 350-
      20-45-2 (previously FASB No. 142, paragraph 43).

Fiscal 2010 Forms 10-Q

Note 1. Significant Accounting Policies and General Matters, page 7

Basis of Presentation

5.   Refer to the sentence that begins with "In the opinion of management, all adjustments considered necessary…have been included." Please expand to also disclose whether all adjustments were of a normal recurring nature. See Rule 10-01(b)(8) of Regulation S-X.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief